

August 1, 2012

<u>Via E-mail</u>
Jeremiah Z. Smith
Executive Vice President
and Chief Financial Officer
First Northern Community Bancorp
195 N. First St.
Dixon, CA 95620

  Re: **First Northern Community Bancorp**
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed March 21, 2012
     Form 10-Q for the Quarterly Period Ended March 31, 2012
     Filed May 10, 2012
     File No. 000-30707

Dear Mr. Smith:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Amit Pande

       Amit Pande
       Accounting Branch Chief